METALLA REPORTS FINANCIAL RESULTS FOR THE SECOND QUARTER OF 2021
AND PROVIDES ASSET UPDATES

(All dollar amounts are in United States dollars unless otherwise indicated)

FOR IMMEDIATE RELEASE	TSXV: MTA NYSE American: MTA
August 13, 2021

Vancouver, Canada: Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (NYSE American: MTA) announces its operating and financial results for the three and six months ended June 30, 2021. For complete details of the condensed interim consolidated financial statements and accompanying management's discussion and analysis for the three and six months ended June 30, 2021, please see the Company's filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov). Shareholders are encouraged to visit the Company's website at http://www.metallaroyalty.com/.

Brett Heath, President, and CEO of Metalla, commented, "The second quarter of 2021 represented another meaningful step in the continued growth of Metalla, with the acquisition of the 1.35% royalty on the Côté-Gosselin project, which is anticipated to become one of Canada’s largest producing mines. We look forward to more accretive transactions in the second half of the year, building upon what has been one of the most active years for Metalla on the acquisition front."

FINANCIAL HIGHLIGHTS

During the six months ended June 30, 2021, and the subsequent period, the Company:

  Closed six new royalty and stream acquisitions to bring the total held to 69 precious metal assets through the following notable transactions:
  an existing 1.35% Net Smelter Returns (“NSR”) royalty on a portion of the Côté Gold Project and all of the Gosselin Zone (located ~1.5km to the northeast of the Côté deposit) (together referred to as “Cote-Gosselin”) owned by IAMGOLD Corporation (“IAMGOLD”) and Sumitomo Metals Mining Co., Ltd., from arm’s length sellers for total consideration of C$7.5 million in cash;

  an existing 2.5% NSR royalty on Minera Alamos Ltd.’s La Fortuna project, from Argonaut Gold Ltd. for aggregate consideration of $2.25 million in cash, of which $1.25 million was paid upon closing and the remaining $1.0 million is payable six months after closing. The 2.5% NSR, which is capped at $4.5 million, will be in addition to Metalla’s uncapped 1.0% NSR royalty to increase the total royalty exposure to 3.5% on the La Fortuna project;
  an existing 0.5% NSR royalty on Barrick Gold Corp.’s Del Carmen project, which is part of the 9 Moz Au Alturas-Del Carmen project in the prolific El Indio belt in the San Juan province of Argentina, from Coin Hodl Inc. for a total consideration of C$1.6 million in cash;(1)
  an existing 0.75% Gross Value Return (“GVR”) royalty on Eldorado Gold Corp.’s 2 Moz Au Tocantinzinho project located in the Tapajos district in the State of Para in northern Brazil, from Sailfish Royalty Corp. for a total consideration of $9.0 million in cash;(2)
  an existing 1.0%-2.0% NSR royalty on OZ Minerals (“OZ”) 1.7Moz Au CentroGold project (“CentroGold”) located in the State of Maranhão in northern Brazil, from Jaguar Mining Inc. for total consideration of $7.0 million in cash and with additional contingent payments of up to $11.0 million comprised of shares and cash subject to the successful completion of certain milestones in respect of the CentroGold project;(3) and an existing 0.45% NSR royalty on Agnico Eagle Mines Ltd.’s (“Agnico”) Amalgamated Kirkland property in its Kirkland Lake project, and an existing 0.45% NSR royalty on Kirkland Lake Gold’s (“Kirkland Lake Gold”) North Amalgamated Kirkland property (“North AK Property”) at its Macassa mine, from private third parties for total consideration of C$0.7 million in cash.(4)
  on May 14, 2021, announced the termination of its original at-the-market program (the “2020 ATM Program”).  During the six months ended June 30, 2021, the Company distributed 1,526,600 common shares under the 2020 ATM Program at an average price of $9.45 per share for gross proceeds of $14.4 million.  From inception in September 2020 to termination in May 2021, the Company distributed a total of 1,809,300 common shares under the 2020 ATM Program at an average price of $9.63 per share for gross proceeds of $17.4 million;
  on May 14, 2021, announced the establishment of a new at-the-market program (the “2021 ATM Program”) with a syndicate of agents. Under the 2021 ATM Program the Company may distribute up to $35.0 million (or the equivalent in Canadian dollars) in common shares of the Company. From inception to June 30, 2021, the Company distributed 515,532 common shares under the 2021 ATM Program at an average price of $10.02 per share for gross proceeds of $5.2 million.  As of the date of this news release, the Company has distributed a total of 863,732 common shares under the 2021 ATM program for gross proceeds of $8.2 million;
  for the three months ended June 30, 2021, received or accrued payments on 646 attributable Gold Equivalent Ounces (“GEOs”) at an average realized price of $1,778 and an average cash cost of $8 per attributable GEO.  For the six months ended June 30, 2021, received or accrued payments on 1,377 attributable GEOs at an average realized price of $1,764 and an average cash cost of $10 per attributable GEO. (See non-IFRS Financial Measures);

  for the three months ended June 30, 2021, generated operating cash margin of $1,770 per attributable GEO, and for the six months ended June 30, 2021, generated operating cash margin of $1,754 per attributable GEO, from the Wharf, Joaquin, and COSE royalties, the New Luika Gold Mine stream held by Silverback Ltd., the Higginsville derivative royalty asset, and other royalty interests. (See non-IFRS Financial Measures);

  for the three months ended June 30, 2021, recognized revenue from royalty and stream interests, including fixed royalty payments, of $0.7 million, net loss of $2.7 million, and adjusted EBITDA of negative $0.5 million. For the six months ended June 30, 2021, recognized revenue from royalty and stream interests, including fixed royalty payments, of $1.4 million, net loss of $5.1 million, and adjusted EBITDA of negative $1.0 million. (See non-IFRS Financial Measures);

  for the three months ended June 30, 2021, recognized payments due or received (not included in revenue) from the Higginsville derivative royalty asset of $0.5 million, and for the six months ended June 30, 2021, recognized payments due or received (not included in revenue) from the Higginsville derivative royalty asset of $1.0 million. (See non-IFRS Financial Measures); and
  converted C$5.0 million outstanding on the Beedie Capital amended loan facility (the “Beedie Loan Facility”) at C$9.90 per share for a total of 505,050 common shares and completed a draw down for an additional C$5.0 million from the Beedie Loan Facility with a conversion price of C$14.30 per share, representing a 20% premium above the 30-day volume-weighted average price of the Company’s common shares on the date of the draw down in accordance with the terms of the Beedie Loan Facility. As at the date of this News Release, the Company has a total of C$5.0 million outstanding under the Beedie Loan Facility bearing interest at a rate of 8% per annum with a remaining C$15.0 million available on standby under the Beedie Loan Facility.

ASSET UPDATES

Wharf Royalty

On July 28, 2021, Coeur Mining Inc. ("Coeur") reported in a Form 8-K news release, that Wharf produced 24,126 ounces of gold at 0.99 g/t during the second quarter of 2021, in line with the production guidance range of 85-95 Koz for 2021. Activities during the quarter included exploration and infill drilling at the Portland Ridge target in the southern edge of the operation where 11,600 meters of RC drilling was completed. Upon completion of infill drilling at Portland Ridge, Coeur plans to shift its focus to the Flossie area, west of Portland Ridge, Sunshine area and the Juno area, located on the north side of Wharf for exploration and infill drilling.

Metalla holds a 1.0% GVR royalty on the Wharf mine.

Higginsville Royalty

On August 9, 2021, Karora Resources Inc. (“Karora”) announced second quarter production from its Higginsville Gold Operations (“Higginsville”) and Beta Hunt mines of 29,831 ounces of gold, in line with 2021 production guidance of 105-115 Koz for 2021. Higginsville mill feed was processed from the Hidden Secret deposit, meanwhile grade control work continued at Mousehollow deposit which is expected to provide operation flexibility once mining of the pit commences. Alongside open pit mining, Karora continued to complete pre-production activities at the Aquarius underground mine with the commencement of decline development expected in the third quarter of 2021. Karora expects to intersect development ore in the fourth quarter of 2021 with stope production commencing shortly thereafter. At the Two Boys underground deposit, rehabilitation works continued with development to access remnant and new ore blocks. Drilling activities are ongoing at both the Aquarius and Two Boys deposits to infill and expand the ore bodies. Karora also outlined that the plans to expand the Higginsville processing plant to 2.5 Mtpa by 2024 were on schedule.

Metalla holds a 27.5% PPR royalty interest on the difference between the London PM fix gold price and A$1,340/oz on the first 2.5 Koz per quarter until a cumulative total of 34.0 Koz of gold at the Higginsville operation have been delivered. As at June 30, 2021, 9.1 Koz of gold had been delivered.

New Luika Silver Stream

On July 19, 2021, Shanta Gold (“Shanta”) announced a new mine plan for the New Luika Gold Mine (“NLGM”) where average annual production is expected to be 73.6 Koz gold with the potential to extend mine life beyond 2026 through conversion of significant known resources and the expanded 2,450 tpd mill throughput. Shanta expects total gold production from NLGM for the 5-year plan to total 368 Koz from both open pit and underground mine sources from the mining license. Shanta outlined that the resources presently sitting outside of the mine plan amount to 552 Koz at 2.37 g/t at NLGM.

The current Probable Reserves at NLGM stand at 423 Koz at 2.99 g/t gold and the Measured Resource are 2.45 Koz at 2.40 g/t gold, Indicated Resources are 312 Koz at 2.54 g/t gold and Inferred Resources stand at 237 Koz at 2.17 g/t gold.

Metalla holds a 15% interest in Silverback Ltd., whose sole business is receipt and distribution of a silver stream on NLGM at an ongoing cost of 10% of the spot silver price.

Endeavor Silver Stream

On July 29, 2021 Sandfire Resources Limited ("Sandfire") reported that drilling at Endeavor continued with drilling to the south of the Endeavor orebody to a total depth of 1,200 meters as platform for downhole EM surveys. On April 28, 2021, Sandfire reported that exploration work included prospect generation and review and the acquisition of drillhole electromagnetic ("DHEM") data south of the Endeavor mine. Sandfire interpreted and modelled additional historic DHEM data to generate additional areas requiring investigation in close proximity to the Endeavor orebody.

Metalla has the right to buy 100% of the silver production up to 20 million ounces (12.6 million ounces remaining under the contract for delivery) from the Endeavor Mine for an operating cost contribution of $1.00 per ounce of payable silver, indexed annually for inflation, plus a further increment of 50% of the silver price in excess of $7.00 per oz.

Santa Gertrudis

On July 2, 2021, Agnico announced drilling in the first half of 2021 totaled 63 holes (27,693 meters) focused on advancing Amelia, Espiritu Santo, Santa Teresa, El Toro and other zones. At Amelia, drilling focused on delineating and expanding the deposit with significant intercepts of 2.7 g/t gold and 11 g/t silver over 33.9 meters, 6.6 g/t gold over 8 meters and 4.7 g/t gold and 25 g/t silver over 4 meters. Delineation drilling to infill the mineral resource at Amelia will continue for the remainder of the year. At the El Toro deposit, deep drilling has intersected high grade feeder mineralization with significant intercepts of 4 g/t gold over 9.5 meters and 3.3 g/t gold over 8.3 meters. At the Santa Teresa zone, shallow drilling has intersected oxide mineralization with significant intercepts of 1.4 g/t gold and 9 g/t silver over 13 meters and 1.3 g/t gold and 5 g/t silver over 5.5 meters. Exploration at Santa Teresa has extended mineralization 500 meters along strike and 150 meters below surface, Agnico expects to complete an initial resource estimate for this zone at year-end.

During the remainder of 2021, Agnico plans additional drilling and metallurgical testing to continue expanding the mineral resources, to generate and test new targets including the new La Leona target near Amelia and to advance the oxide heap-leach project concept with drilling at the Central and Centauro targets. An updated mineral reserve and resource estimate and an updated preliminary economic assessment are expected in 2021.

Metalla holds a 2.0% NSR on Santa Gertrudis subject to Agnico’s right to buy back 1% for $7.5 million.

Wasamac

On July 19, 2021, Yamana Gold Inc. (“Yamana”) announced a positive development decision on the Wasamac property based on positive results on several studies. Yamana reported an updated mineral reserve estimate of 1.91 Moz at 2.56 g/t gold for an initial 10-year mine life. Initial production proposes a rapid ramp up of production to 200 Koz per annum for the first four years with an average life of mine production of 169 Koz per year utilizing a 7,000 tonnes per day mill with infrastructure designed to increase throughput to 7,500 tonnes per day for additional upside. Wasamac provides robust economics including an after-tax net present value at a 5% discount rate of $470 million and an internal rate of return of 24% at a $1,850 per ounce gold price. Yamana expects to complete an infill and exploration program at Wasamac to generate additional mineral reserves to sustain the 200 Koz level of yearly production for more than 15 years. Plans include 120,000 meters of drilling in 2021 and 2022 with a budget of $15 million to delineate earlier mining areas, convert remaining mineral resources and additional drilling at depth testing between mineralized zones. Further opportunities for optimization will be pursued with additional metallurgical drilling to increase gold recoveries, accelerate the project execution plan, infill drilling and the inclusion of silver to improve project economics.

Metalla holds a 1.5% NSR on the Wasamac project subject to a buy back of 0.5% for C$7.5 million.

Tocantinzinho

On August 9, 2021, G Mining Ventures Corp (“G Mining”) announced that it has entered into a definitive agreement to acquire the Tocantinzinho project (“TZ”) from Eldorado Gold Corp. for upfront consideration of $50 million and deferred consideration of $60 million upon the first anniversary of commercial production. TZ is a permitted, high-grade gold project with a 10-year reserve life with an estimated 187 Koz per year production profile for the first 8 years with a forecasted cash cost of $588/oz. G Mining expects to complete an updated feasibility study within 180 days with a target for commercial production of the second half of 2024. Project optimization on TZ, with early works planning, detailed engineering, and long lead item orders, are expected to begin immediately upon close of the transaction. A 10,000 meter drill program will supplement the optimization to de-risk early years of production and explore for expansion below the current pit. TZ is open at depth and down plunge where exploration below the pit included significant intercepts of 1.26 g/t gold over 39.5 meters and 2.45 g/t gold over 60 meters.

G Mining is a precious metals development company with a leadership team which has built four mines in South America, including the Merian mine for Newmont Corporation and Fruta Del Norte for Lundin Gold.

Metalla holds a 0.75% GVR royalty on the Tocantinzinho project.

El Realito

On July 29, 2021, Agnico reported that road construction began at El Realito in Q2 2021 and it is expected to begin pre-stripping activities at the end of Q3 2021. In the first half of 2021, Agnico drilled 153 holes, totaling 17,175 meters into shallow, open-pit targets at the La India Complex, comprised of 54 holes (8,913 meters) at Chipriona (on strike and adjacent to the Company’s royalty), 57 holes (4,995 meters) at the El Realito deposit and 42 holes (3,267 meters) at the Main Zone deposit.

Metalla holds a 2.0% NSR royalty on the El Realito deposit which is subject to a 1.0% buyback right for $4.0 million.

Del Carmen

On August 9, 2021, Barrick Gold reported that 4,800 meters of drilling were completed out of the 8,000-meter program to test high-grade mineralization controls at Del Carmen. Drilling at Rojo Grande validated the geological model with significant intercepts of 1.23 g/t gold over 96.5 meters, 0.95 g/t gold over 28 meters. At the high-grade Chibolitas target drilling returned 1.97 g/t over 10 meters. Drilling at Del Carmen will resume in the South American spring.

Metalla holds a 0.5% NSR royalty on the Del Carmen project which is the Argentine portion of the Alturas-Del Carmen project in the prolific El Indio belt.

Beaufor Mine

On July 28, 2021, Monarch Mining Corporation (“Monarch”) announced an updated resource estimate at the Beaufor Mine. Beaufor now contains an estimated Measured & Indicated Resources of 219 Koz at 5.3 g/t gold. Total Inferred Resource are estimated at 123 Koz at 4.7 g/t gold. Approximately 24,700 meters of the 42,500 meter drill program are dedicated to areas outside of the current resource estimate.

On August 3, 2021, Monarch announced it had entered into a C$13.5 million term loan agreement with Investissement Québec to finance the restart of the Beaufor mine. As a result, Monarch announced it had over C$43.0 million in cash and cash equivalents that it can dedicate toward restarting the Beaufor Mine and Beacon Mill by June 2022.

Metalla holds a 1.0% NSR royalty on the Beaufor mine once Monarch has produced 100 Koz of gold. To date, approximately 27.3 Koz of gold have been produced from the property.

Côté & Gosselin

On August 4, 2021, IAMGOLD reported that construction continues to progress well at the Côté Gold Project. Earthworks are continuing with overburden stripping and the commencement of other infrastructure items including the tailings management facility. The project is on schedule for commercial production in the second half of 2023 and was 27% complete as of June 30, 2021. At the Gosselin zone, IAMGOLD completed 10,200 meters of the 13,000 to 16,000-meter drill program. IAMGOLD expects to release an initial resource estimate for the Gosselin zone in the fourth quarter of 2021 and has outlined the potential for the Gosselin zone to provide future supplemental feed to the Côté mill.

Metalla holds a 1.35% NSR royalty on a portion of the Côté deposit and all of the Gosselin zone.

Fosterville

On July 28, 2021, Kirkland Lake Gold reported a total of 84,248 meters of drilling had been completed year to date where underground drilling in the first half of 2021 continued to target the Harrier zone, as well as extensions of the Lower Phoenix system with the completion of several exploration drill drives.  Surface drilling also commenced in the Southern end of the Fosterville Mining license targeting the Harrier south, Daley’s Hill and Russell Reef lines of mineralization.

Metalla holds a 2.5% GVR royalty on the Northern and Southern extensions of the Fosterville mining license.

CentroGold

On July 27, 2021, OZ announced that work resumed on the relocation plan study to be submitted to INCRA for approval in order to lift the injunction on the property. Work has continued on environmental reports, updating the pre-feasibility study, which is on track to be delivered in Q3 2021.

Metalla holds a 1.0-2.0% NSR royalty on the CentroGold project.

Fifteen Mile Stream

On July 28, 2021, St Barbara Limited ("St. Barbara") reported that the Environmental Impact Statement was submitted in February 2021, with the first round of information requested received in late June 2021. Responses to the requests have commenced with permitting support continuing. Exploration activities at Fifteen Mile Stream included nine drill holes for 1,077 meters at the Seloam Brook east target, testing for extensions to mineralization west of the Hudson deposit.

Metalla holds a 1.0% NSR royalty on the Fifteen Mile Stream deposit and a 3.0% NSR royalty on the Plenty and Seloam Brook deposits.

Aureus East

On June 24, 2021, Aurelius Minerals Inc. (“Aurelius”) reported assay results from surface drilling at Aureus East of 5.3 g/t gold over 4.7 meters, 16.5 g/t gold over 1.6 meters and 67.7 g/t gold over 0.6 meters. These drill holes specifically targeted the limb structures and confirmed the presence of high-grade gold in the steeply dipping limbs and the previous drilled hinge zones. Over the remainder of 2021, Aurelius expects to continue to drill its 10,000 meter drill program at the Aureus East project and complete a maiden resource estimate in Q1 2022.

Metalla holds a 1.0% NSR royalty on the Aureus East project.

North AK Property

On July 28, 2021, Kirkland Lake Gold reported that near surface zones along the Amalgamated Break will be mined in late 2021. In addition, Kirkland Lake Gold completed 2,558 meters of drilling from the surface targeting shallow targets near the near surface resource areas. This drilling was in addition to the 1,914 metres of drilling focused on targeting potential near surface resource from the Near Surface Ramp.

Metalla holds a 0.45% NSR royalty on the North AK Property which is adjacent to the Macassa near surface resource.

Green Springs

On May 18, 2021, Contact Gold Corp. (“Contact”) announced that it has received the first results from its 2021 drill program at Green Springs, with notable intercepts of 1.46 g/t gold over 47.24 meters which extended mineralization along a key east-west cross structure and 0.89 g/t gold over 12.19 meters. On June 15, 2021 Contact announced a new gold discovery at Green Springs at the Tango target which is 500 meters to the north of the Alpha zone mineralization, with highlights of 0.55 g/t over 54.9 meters, 1.01 g/t gold over 13.7 meters and 0.87 g/t gold over 13.7 meters. On June 28, 2021, Contact announced an additional discovery at the X-Ray target, bridging the gap between the Mine Trend and the Alpha zone with highlights of 1.28 g/t gold over 39.6meters and 0.82 g/t gold over 24.4 meters. In 2021, Contact’s exploration program is focused on rapidly expanding the footprint of oxidized gold mineralisation at Green Springs, by stepping out on high grade zones along the mine trend and new targets under Contact’s exploration model.

Metalla holds a 2.0% NSR royalty on Green Springs.

Fortuity 89

On July 16, 2021, Newcrest Mining Ltd. (“Newcrest”) provided the results of the planned geophysical, resistivity and geochemical program at the Fortuity 89 property. A number of potential targets have been identified which Newcrest plans to drill test this year.

Metalla holds a 2.0% NSR royalty on the Fortuity 89 project.

Anglo/Zeke & Pine Valley

On May 25, 2021, Nevada Gold Mines ("NGM"), a Joint Venture between Barrick Gold Corp. and Newmont Corporation, announced the completion of the Twin Exploration Declines at Goldrush. NGM employees have begun development and exploration from underground declines with the priority to explore the Goldrush Extensions.

Metalla holds a 0.5% GOR royalty on Anglo/Zeke and a 3.0% NSR royalty on Pine Valley which are both located adjacent to the Goldrush ore body.

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec and a director of Metalla. Mr. Beaudry is a QP as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects.

ABOUT METALLA

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified and growing portfolio of royalties and streams. Our strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

President and CEO

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO

Phone: 604-696-0741

Email:  info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email:  kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

Notes:

(1) For details on the estimation of mineral resources and reserves, including the key assumptions, parameters and methods used to estimate the Mineral Resources and Mineral Reserves, Canadian investors should refer to the NI 43-101 Technical Reports for Del Carmen on www.sedar.com.

(2) For details on the estimation of mineral resources and reserves, including the key assumptions, parameters and methods used to estimate the Mineral Resources and Mineral Reserves, Canadian investors should refer to the NI 43-101 Technical Reports for Tocantinzinho filed on www.sedar.com and the  Eldorado Gold Annual Information Form Dated March 30, 2020.

(3) For details on the estimation of mineral resources and reserves, including the key assumptions, parameters and methods used to estimate the Mineral Resources and Mineral Reserves, Canadian investors should refer to the ASX JORC Code Technical Reports for CentroGold and on file at www.asx.com.au and the Oz Minerals 2020 Annual Report.

(4) For details on the estimation of mineral resources and reserves, including the key assumptions, parameters and methods used to estimate the Mineral Resources and Mineral Reserves, Canadian investors should refer to the NI 43-101 Technical Reports for Amalgamated Kirkland on www.sedar.com.

Non-IFRS Measures

The items marked above are alternative performance measures and readers should refer to non-international financial reporting standards ("IFRS") financial measures in the Company's Management's Discussion and Analysis for the three and six months ended June 30, 2021 as filed on SEDAR and as available on the Company's website for further details. Metalla has included certain performance measures in this press release that do not have any standardized meaning prescribed by IFRS including (a) attributable gold equivalent ounces (GEOs), (b) average cash cost per attributable GEO, (c) average realized price per attributable GEO, (d) operating cash margin per attributable GEO, which is based on the two preceding measures, and (e) adjusted EBITDA. In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.

Technical and Third-Party Information

Metalla has limited, if any, access to the properties on which Metalla holds a royalty, stream or other interest. Metalla is dependent on (i) the operators of the mines or properties and their qualified persons to provide technical or other information to Metalla, or (ii) publicly available information to prepare disclosure pertaining to properties and operations on the mines or properties on which Metalla holds a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Metalla's royalty, stream or other interests. Metalla's royalty, stream or other interests can cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, resources and production of a property.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this press release, including any references to mineral resources or mineral reserves, was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC")  applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

"Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” (collectively, “forward looking statements”) within the meaning of applicable securities legislation. The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them except as required by applicable law.

All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “does not expect”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved.  Forward-looking statements and information include, but are not limited to, the advancement of the properties on which Metalla holds a royalty or streaming interest; the future growth in Metalla’s net asset value; the successful completion of certain milestones in respect to the CentroGold project; the satisfaction of future payment obligations and contingent commitments by Metalla; the future  sales of common shares under the 2021 ATM Program and the value of the gross  proceeds to be raised thereunder;  the future availability of funds pursuant to the Beedie Loan Facility and the 2021 ATM Program; the future conversion of funds drawn down by Metalla under the Beedie Loan Facility; the completion by property owners of announced drilling programs and other planned activities in relation to properties on which the Company and its subsidiaries hold a royalty or streaming interest and the expected timing thereof; future disclosure by property owners and the expected timing thereof; the completion by property owners of announced capital expenditure programs; the mineral reserve estimates relating to the properties on which Metalla holds a royalty or streaming interest and all updates thereto; the estimated production at Higginsville and Beta Hunt; the expansion of the Higginsville processing plant to 2.5 Mtpa by 2024; the estimated gold production at NLGM; the resumption of drilling at Del Carmen in the South American spring; the anticipated levels of production and internal rate of return at Wasamac; the lifting of the injunction at the CentroGold property; the update of the pre-feasibility study on the CentroGold property and the anticipated timing thereof; the completion of an updated mineral reserve, resource estimate and updated preliminary economic assessment at Santa Gertrudis and the expected timing thereof; the completion of the acquisition of TZ by G Mining; the completion of an updated feasibility study and commercial projection at TZ and the anticipated timing thereof; the achievement of commercial production at the Côté Gold Project and the anticipated timing thereof; the release of an initial resource estimate for the Gosselin zone and the anticipated timing thereof; the Côté-Gosselin project becoming one of Canada’s largest producing mines; the future restart of gold production at the Beaufor Mine and Beacon Hill and the anticipated timing thereof; the potential for Metalla to be a leading gold and silver company for the next commodities cycle; Metalla’s future plans and objectives; future expectations regarding the royalties and streams of Metalla; royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to each royalty; the mineral reserves and resource estimates for the properties with respect to which the Company has or proposes to acquire an interest; future gold and silver prices; other potential developments relating to, or achievements by the counterparties for Metalla’s stream and royalty agreements, and with respect to the mines and other properties in which Metalla has, or may acquire, a stream or royalty interest; and estimates of future production, costs and other financial or economic measures.

Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: changes in commodity prices; lack of control over mining operations; exchange rates; delays in or failure to receive payments; delays in construction; delays in the sale of the mines; third party reporting; the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the coronavirus pandemic is minimized or not long-term; disruptions related to the COVID-19 pandemic or other health and safety issues, or the responses of governments, communities, partner operators, the Company and others to such pandemic or other issues; and the other risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent Annual Information Form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements.